Exhibit 99.1

Our ref VSL/610333-000003/24981364v2

Direct tel +852 3690 7531

Email vivian.lee@maples.com

Origin Agritech Limited

c/o Maples Corporate Services (BVI)
Limited Kingston Chambers

PO Box 173

Road Town, Tortola

British Virgin Islands

13 October 2022

Dear Sirs

Origin Agritech Limited (the "Company")

We are lawyers licensed and registered to advise on the laws of the British Virgin Islands. We have acted as counsel as to British Virgin Islands law in connection with the Company's filing with the Securities and Exchange Commission ("SEC") under the Securities Act of 1933, as amended, of the Company's registration statement on Form F-3 (Registration No. 333-253866) dated 4 March 2021 and declared effective by the SEC on 15 March 2021, including all amendments or supplements thereto, the prospectus supplement dated 13 October 2022 and the base prospectus dated 16 March 2021 (collectively, the "Registration Statements") relating to an aggregate offering of up to 280,000 ordinary shares of no par value of the Company (the "Ordinary Shares") to be issued by the Company from time to time, to potential investors at a fixed price of US$8.80 per Ordinary Share, pursuant to securities purchases agreement to be entered into with one or more purchasing investor(s) ("Securities Purchases Agreements").

1             Documents Reviewed

We have reviewed originals, copies, drafts or conformed copies of the following documents:

1.1	The public records of the Company on file and available for public inspection at the Registry of Corporate Affairs in the British Virgin Islands (the "Registry of Corporate Affairs") on 11 October 2022, including the Company's Certificate of Incorporation and its Memorandum and Articles of Association (the "Memorandum and Articles").

1.2	The records of proceedings available from a search of the electronic records maintained on the Judicial Enforcement Management System from 1 January 2000 and available for inspection on 11 October 2022 at the British Virgin Islands High Court Registry (the "High Court Registry").

1.3	The unanimous written resolution of the board of directors of the Company dated 12 October 2022 (the "Resolutions").

1.4	The corporate records of the Company maintained at its registered office in the British Virgin Islands.

1.5	A certificate of good standing with respect to the Company issued by the Registrar of Corporate Affairs dated 11 October 2022 (the "Certificate of Good Standing").

1.6	The Registration Statements.

2             Assumptions

The following opinions are given only as to, and based on, circumstances and matters of fact existing and known to us on the date of this opinion letter. These opinions only relate to the laws of the British Virgin Islands which are in force on the date of this opinion letter. In giving the following opinions we have relied (without further verification) upon the completeness and accuracy, as at the date of this opinion letter, of the Certificate of Good Standing. We have also relied upon the following assumptions, which we have not independently verified:

2.1	The Memorandum and Articles remain in full force and effect and are unamended.

2.2	The Resolutions were signed by all the directors of the Company (the "Directors") in the manner prescribed in the Memorandum and Articles of the Company, including as to the disclosure of any director's interests (if applicable), and have not been amended, varied or revoked in any respect

2.3	The members of the Company (the "Members") have not restricted or limited the powers of the directors of the Company in any way.

2.4	The Directors at the date of Resolutions and at the date of this opinion letter were and are Gengchen Han, Michael Walter Trimble, Fei Wang and Min Lin.

2.5	The minute book and corporate records of the Company as maintained at its registered office in the British Virgin Islands are complete and accurate in all material respects, and all minutes and resolutions filed therein represent a complete and accurate record of all meetings of the Members and directors (or any committee thereof) (duly convened in accordance with the Memorandum and Articles) and all resolutions passed at the meetings, or passed by written resolution or consent, as the case may be.

2.6	Copies of documents, conformed copies or drafts of documents provided to us are true and complete copies of, or in the final forms of, the originals, and translations of documents provided to us are complete and accurate.

2.7	All signatures, initials and seals are genuine.

2.8	All public records of the Company which we have examined are accurate and that the information disclosed by the searches which we conducted against the Company at the Registry of Corporate Affairs and the High Court Registry is true and complete and that such information has not since then been altered and that such searches did not fail to disclose any information which had been delivered for registration but did not appear on the public records at the date of our searches.

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2.9	There is no contractual or other prohibition or restriction (other than as arising under British Virgin Islands law) binding on the Company prohibiting or restricting it from issuing the Ordinary Shares.

2.10	The Company has received, or will receive, money or money's worth in consideration for the issue of the Ordinary Shares.

2.11	There will be a sufficient number of Ordinary Shares authorised for issue under the Company's Memorandum and Articles at the time of issuance.

2.12	There is nothing under any law (other than the laws of the British Virgin Islands) which would or might affect the opinions set out below.

2.13	No invitation has been or will be made by or on behalf of the Company to the public in the British Virgin Islands to subscribe for any of the Ordinary Shares.

2.14	The issue of the Ordinary Shares under the Securities Purchases Agreements will be of commercial benefit to the Company.

2.15	The Company is not the subject of legal, arbitral, administrative or other proceedings in any jurisdiction. Nor have the directors and/or Members taken any steps to have the Company struck off or placed in liquidation, nor have any steps been taken to wind up the Company. Nor has any receiver been appointed over any of the Company's property or assets.

3             Opinions

Based upon, and subject to, the foregoing assumptions and the qualifications set out below, and having regard to such legal considerations as we deem relevant, we are of the opinion that:

3.1	The Company is a company limited by shares registered with limited liability under the BVI Business Companies Act (As Revised) (the "Act"), is in good standing at the Registry of Corporate Affairs, is validly existing under the laws of the British Virgin Islands and possesses the capacity to sue and be sued in its own name.

3.2	With respect to the Ordinary Shares, when (i) the board of directors of the Company (the "Company's Board") has taken all necessary corporate action to approve the issue thereof, the terms of the offering thereof and related matters; (ii) the issue of such Ordinary Shares has been recorded in the Company's register of members (shareholders); and (iii) the subscription price of such Ordinary Shares has been fully paid in cash or other consideration approved by the Company's Board and pursuant to the Securities Purchases Agreement (where applicable), the Ordinary Shares will be duly authorised, validly issued, fully paid and non-assessable. As a matter of British Virgin Islands law, a share is only issued when it has been entered in the register of members (shareholders).

4             Qualifications

The opinions expressed above are subject to the following qualifications:

4.1	To maintain the Company in good standing under the laws of the British Virgin Islands, annual filing fees must be paid to the Registry of Corporate Affairs.

4.2	Under section 42 of the Act, the entry of the name of a person in the register of members of a company as a holder of a share in a company is prima facie evidence that legal title in the share vests in that person. A third party interest in the shares in question would not appear.

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An entry in the register of members may yield to a court order for rectification (for example, in the event of inaccuracy or omission).

4.3	In this opinion, the phrase "non-assessable" means, with respect to the shares in the Company, that a shareholder shall not, solely by virtue of its status as a shareholder, and in absence of a contractual arrangement, or an obligation pursuant to the memorandum and articles of association, to the contrary, be liable for additional assessments or calls on the shares by the Company or its creditors (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstance in which a court may be prepared to pierce or lift the corporate veil).

Except as specifically stated herein, we make no comment with respect to any representations and warranties which may be made by or with respect to the Company in any of the documents or instruments cited in this opinion or otherwise with respect to the commercial terms of the transactions, which are the subject of this opinion.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statements. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended, or the Rules and Regulations of the SEC thereunder.

The opinions in this opinion letter are strictly limited to the matters contained in the opinions section above and do not extend to any other matters. We have not been asked to review and we therefore have not reviewed any of the ancillary documents relating to the Ordinary Shares and express no opinion or observation upon the terms of any such document.

This opinion letter may be relied upon by the Company's legal advisors as to United States laws for the purposes solely of any legal opinion that they may be required to give with respect to the Registration Statements.

Yours faithfully

Maples and Calder (Hong Kong) LLP

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